Prospectus addendum	Registration Statement No. 333-236659
To prospectus dated April 8, 2020 and	Dated December 15, 2020
prospectus supplement dated April 8, 2020	Rule 424(b)(3)

Alerian MLP Index* ETN due May 24, 2024

*with payment at maturity or upon early repurchase based on the VWAP Level of the Index

Please refer to the “Recent Tax Developments” section included in Annex A to this prospectus addendum in connection with recent developments relating to the tax treatment of the Alerian MLP Index ETNs due May 24, 2024 (the “notes”). The “Recent Tax Developments” section supplements the section entitled “Selected Purchase Considerations — Tax Treatment” in the accompanying market-making supplement and replaces the “Recent Tax Developments” section included in Annex A to the prospectus addendum relating to the notes dated June 22, 2017.

Investing in the notes involves a number of risks.

See “Risk Factors” beginning on page PS-16 of the accompanying product supplement and “Selected Risk Considerations” beginning on page MMS-8 of the accompanying market-making supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or the accompanying market-making supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this prospectus addendum together with the accompanying market-making supplement and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Terms Specific to the Notes” in the market-making supplement.

Market-making supplement no. 1 dated April 8, 2020:
https://www.sec.gov/Archives/edgar/data/0000019617/000095010320007238/dp125818_424b2-aemsupp.htm

Product supplement no. 6-I dated April 8, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320007223/crt-dp125702_424b2.pdf

Prospectus supplement and prospectus, each dated April 8, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

December 15, 2020

Annex A

Recent Tax Developments

Regulations under Code Section 871(m) impose a 30% withholding tax (or a lower rate under an applicable treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined on the derivatives’ issue date, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulation generally requires a “look through” of certain partnerships (“Covered Partnerships”) that own stock of U.S. corporations. We understand that many of the Index Components (as that term is used in product supplement no. 6-I) own stock of U.S. corporations. Accordingly, the applicable Treasury regulation can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the notes are directly traceable to any such dividends.

The regulations provide certain exceptions to the withholding requirements, for example for derivatives linked to “qualified indices.” This regime applies to instruments that have a delta of one issued for U.S. federal income tax purposes after 2016. If you are a non-U.S. person, notes held by you may be subject to the regime, unless it is determined that the applicable regulations permit an exclusion or exemption. For example, it is possible that you may be able to establish that your notes were issued before 2017, in which case they would be excluded from Section 871(m). Withholding agents may choose, however, to treat notes as ineligible for grandfathering and subject to the application of Section 871(m) if you acquire them in or after 2017, pending further clarification, if any.

We have been advised by counsel that, although the matter is not free from doubt, for notes issued or treated as issued in 2018 or 2019, the Index should be a “qualified index” under the applicable regulations, and therefore that the payments on any notes you acquired in 2018 or 2019 should be exempt from withholding under Section 871(m) (although not from withholding on “FDAP Income” generally, as described in product supplement no. 6-I in the section entitled “Material U.S. Federal Income Tax Consequences—FATCA”).

For the year 2020 and subsequent years, we do not intend to obtain an opinion of counsel as to whether the Index is a “qualified index,” and instead intend to treat any notes issued or treated as issued in those years as subject to Section 871(m). Accordingly, for notes issued or treated as issued in 2020 and subsequent years, we are providing an estimate of the aggregate quarterly dividend amounts that we believe is highly likely to equal or exceed the aggregate amounts actually paid on U.S. stocks owned by Covered Partnerships that are Index Components underlying the notes during the applicable quarter. In light of the limited public information regarding the U.S. stocks that may be held by the Index Components, we have assumed for 2020 and subsequent years, for purposes of calculating the aggregate quarterly dividend, that all of the Index Components are Covered Partnerships. Accordingly, for such notes, and further to product supplement no. 6-I, unless we provide a further update to the estimate, this estimate is 0.12% of the Principal Amount per quarterly Coupon Payment. You should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amount from each Coupon Payment. Furthermore, if this occurs and if you sell or otherwise dispose of the notes between Coupon Payment Dates, you should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date. For the avoidance of doubt, you should also expect withholding agents to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of any actual or accrued Coupon Payments after accounting for estimated dividend equivalent amounts, assuming that these Coupon Payments are not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). You should consult your tax adviser regarding the application of Section 871(m) to the notes.

We will not pay any additional amounts with respect to any withholding tax.